UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SWIRNOW, RICHARD ALAN
   c/o AMERTRANZ WORLDWIDE HOLDING CORP.
   112 EAST 25TH STREET
   BALTIMORE, MD  21218
   USA
2. Issuer Name and Ticker or Trading Symbol
   AMERTRANZ WORLDWIDE HOLDING CORP.
   AMTZ, AMTZW
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   09/28/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK               |9/98  |J(1)| |113,116.5         |A  |(1)        |1,478,722.5        |I     |(2)                        |
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COMMON STOCK               |      |    | |                  |   |           |109,884.6          |I     |(3)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
CLASS A 10% CUMULATIVE|(4)     |9/98 |J(1)| |12,614.3   |A  |IMMED|     |COMMON STOCK|(4)    |(1)    |63,071.3(5) |I  |(2)         |
 CONVERTIBLE PREFERRED|        |     |    | |           |   |.    |     |            |       |       |            |   |            |
 STOCK                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) TRANSFERRED FROM ENTITY INDIRECTLY PARTIALLY-OWNED BY REPORTING PERSON TO ENTITY IN WHICH
REPORTING PERSON OWNS A 51.3% INDIRECT
INTEREST.
(2) REPORTING PERSON IS AN INDIRECT 51.3% OWNER OF THE ENTITY WHICH OWNS THESE SHARES.
(3) REPORTING PERSON IS AN INDIRECT PARTIAL OWNER OF THE ENTITY WHICH OWNS THESE SHARES.
(4) EACH HOLDER OF CLASS A 10% CUMULATIVE CONVERTIBLE PREFERRED STOCK HAS THE RIGHT, AT THE
HOLDER'S OPTION, TO CONVERT ANY OR ALL SHARES INTO COMMON
STOCK
AT ANY TIME AT A CONVERSION PRICE (SUBJECT TO ADJUSTMENT) OF THE LOWER OF (i) $6.00 PER SHARE,
OR (ii) 80% OF THE AVERAGE OF THE CLOSING BID AND ASKED PRICE
PER SHARE OF COMMON STOCK ON THE DAY PRIOR TO THE CONVERSION
DATE.
(5) TOTAL AMOUNT INCLUDES 17,029.5 SHARES ISSUED AS DIVIDENDS ON OUTSTANDING SHARES OF CLASS
A 10% CUMULATIVE CONVERTIBLE PREFERRED
STOCK.
SIGNATURE OF REPORTING PERSON
/S/  RICHARD A. SWIRNOW
DATE
SEPTEMBER 28, 1998